(Excerpt Translation)


                                                                   June 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2006 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the preceding                          3,609,997,492 shares
    month
    Total number of shares changed during the Current Month                                     0 shares
    (out of which, as a result of exercise of stock                                           (0 shares)
    acquisition rights)
    (out of which, as a result of other reasons)                                              (0 shares)
    Number of listed shares as of the end of the Current Month                      3,609,997,492 shares

2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares
    Total number of shares delivered during the Current Month                               9,500 shares
    (out of which, number of newly issued shares)                                             (0 shares)
    (out of which, number of shares transferred from treasury                             (9,500 shares)
    shares)

(2) Exercise price
    Aggregate exercise price during the Current Month                                     JPY 28,101,000
    (out of which, aggregate amount of newly issued shares)                                      (JPY 0)
    (out of which, aggregate amount of shares transferred from                          (JPY 28,101,000)
    treasury shares)

3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares
    Total number of shares delivered during the Current Month                              10,100 shares
    (out of which, number of newly issued shares)                                             (0 shares)
    (out of which, number of shares transferred from treasury                            (10,100 shares)
    shares)

(2) Exercise price
    Aggregate exercise price during the Current Month                                     JPY 31,471,600
    (out of which, aggregate amount of newly issued shares)                                      (JPY 0)
    (out of which, aggregate amount of shares transferred from                          (JPY 31,471,600)
    treasury shares)